UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52668

THE RADIANT CREATIONS GROUP, INC.

(Exact name of registrant as specified in its charter)

Center for Innovation
10380 SW Village Center Drive, Suite 352
Port Saint Lucie, FL 34987

(561) 420-0380

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.00001 par value

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: ninety six (96).

Pursuant to the requirements of the Securities Exchange Act of 1934, The Radiant Creations Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 23, 2016	By: /s/ Michael Alexander
Michael Alexander, Chief Executive Officer

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